

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Via Email
Peter Bohan
President & CEO
Waste2Energy Holdings, Inc.
1 Chick Springs Road
Greenville, South Carolina 29609

> **Re:** **Waste2Energy Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed July 12, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 23, 2010**
> **File No. 333-151108**

Dear Mr. Bohan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your periodic reports for the quarters ended September 30, 2010 and December 31, 2010 are delinquent. Please submit these reports and any other required filings under the Exchange Act of 1934 via EDGAR as soon as possible.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 30

2. You disclose that management makes significant assumptions when calculating financial estimates which are subject to a high degree of uncertainty. Please revise your disclosure to provide investors with a detailed discussion of the more significant types of estimates you make each accounting period when preparing your financial statements. For example, you disclose in Note 3 under revenue recognition that you used the percentage of completion method to account for revenue earned under certain contracts based on your estimate of total contract costs at that time. Your discussion should provide investors with the assumptions used and the sensitivity of the estimates to change based on other outcomes that are reasonably likely to occur and that could have a material effect on your results of operations. Refer to SEC Release No. 33-8350.

Results of Operations, page 30

3. You indicate that due to the substantial amount of work under the DARGAL project that you performed during the year ended March 31, 2009, the percentage of completion method resulted in higher revenue recognition in that year relative to the next year. Given the significant amount of cost overruns by you and the customer, explain to us in detail why you believe the amount of revenue you recorded using the percentage of completion method was correct for each quarter during the year ended March 31, 2009. You disclose you use the actual cost incurred to total estimated cost (the cost-to-cost method) in determining the ratio to apply to recognize estimated revenue. Please explain whether the cost overruns encountered by you and your customer could have been reasonably foreseen during fiscal year ended March 31, 2009. If not, please explain in detail the nature of the cost overruns and the timing of the events that transpired to make such costs reasonably foreseeable. We may have further substantive comment.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk, page 34

4. We note the disclosure in several Forms 8-K filed in fiscal 2011 that defaults on your debenture agreement with note holders permit the interest rate of 12% to accelerate up to rates as high as permitted under the law or 17%, whichever is higher upon the occurrence of an event of default for non-payment. Please explain to us why such effective floating rates don't necessitate disclosure about market risk with respect to your exposure to the risk of higher interest rates due to default on your debt due to non-payment. Refer to the disclosure requirements of Item 305 of Regulation S-K.

Audited Financial Statements – Waste2Energy Holdings Inc. – as of March 31, 2010 and 2009

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 4. Contract in Progress, page 56

5. You state that you and the counterparty to this contract have reached a settlement agreement resulting in no further payment obligations related to the cost overruns assuming that the final commissioning occurs and other factors. You indicate you accounted for the contract on a percentage of completion method. Please explain why any payment obligation on your behalf would result since you are the performing party under the contract. Please also advise whether any "claim" revenue in excess of the contractual amount was recognized. If so, explain your basis in GAAP for recording such income. If this contract was a "cost plus" type of arrangement explain the mechanics of how you applied the percentage of completion to that type of contract. We may have further comment.

Note 8. Notes Payable, page 63

6. Your disclosure indicates additions to discount on notes payable were $10,051,291 for fiscal 2010. However, we were unable to reconcile this total to the amounts included in your disclosures in Note 8 for fiscal 2010. Please provide us with a schedule that reconciles each disclosed discount in Note 8 for the year ended March 31, 2010 to the total amount of $10,051,291 you disclose as being recorded to additions to discount on notes payable for 2010.

12% Senior Convertible Debentures, page 68

7. You indicate that the company recognized an initial derivative liability at each note issuance of $4,080,165 during the year ended March 31, 2010 and the fair value at March 31, 2010 was $3,084,077. You also state the company recognized a gain in the change in fair value of the derivative liability of $3,469,225. Please provide us a tabular reconciliation of the beginning and ending balance for the year ended March 31, 2010 and the most recent interim period of the derivative liability referencing adjustments to footnote disclosure where applicable. To the extent your fair value measurements utilized significant unobservable inputs please include such reconciliation in the financial statements or show us how the information required by ASC 820-10-50-1 has been provided. We may have further comment.

Note 10. Commitments and Contingencies, page 82

Litigation, page 82

8. We note your disclosure that both parties have agreed to arbitrate the claim by the former consultant and the damage claim has been modified to a range of $150,000 to $300,000 based on joint arbitration filings. In that regard, please explain whether you have recorded the minimum of the range as of March 31, 2010 and also as of June 30, 2010. Refer to FASB ASC 450-20-30-1.

Item 10. Directors, Executive Officers and Corporate Governance, page 94

Section 16(a) Beneficial Ownership Compliance, page 95

9. You state on page 95 that you do not have affiliated persons required to file reports under Section 16(a) of the Exchange Act, and we note that no such reports appear to have been filed. However, we note that Messrs. Taylor, Bohan and Brown, all officers and/or directors of your company, appear to be subject to the reporting requirements of Section 16(a) of the Exchange Act. We further note that it appears Messrs. Taylor and Bohan have not filed beneficial ownership reports required by Section 13(d) of the Exchange Act. Accordingly, please ensure that each of these individuals files the required reports as soon as possible. See Rule 16a-2 under the Securities Exchange Act of 1934. Upon filing the required reports, please ensure that you make conforming updates to your website. Refer to Exchange Act Section 16(a)(4)(C), Rule 16a-3(k) and Release No. 33-8230.

Signatures, page 104

10. Please confirm whether your principal accounting officer, in addition to your principal financial and executive officers, signed your report. Refer to Instruction D(2) of Form 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statement
Note 6. Notes Payable, page 14

Promissory Note – Private Placement Offering, page 16

11. We note your disclosure as of March 31, 2010 and also as of June 30, 2010 that you remain in default on the balance relating to this promissory note of $500,000 as of July 1, 2010, the date through which the extensions granted expired. According to the amounts presented in Item 3 – Defaults Upon Senior Securities on page 30 for the August 4, 2009

debt totals $450,000 instead of $500,000. Please tell us the reason why the amounts are not the same assuming no payments have been made on the notes.

Exhibits 31.1 and 31.2

12. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you deleted a parenthetical phrase and deleted the word "and" in paragraph 4(d), and you deleted a phrase from paragraph 5. Please revise your future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director